EXHIBIT NO. 12.1:  Computation of ratios of earnings to fixed charges.

Alcan Inc.
Computation of Earnings to Fixed Charges
US GAAP
Continuing Operations
(in millions of US dollars)
	Three Months Ended	Year Ended December 31,
	March 31, 2005	2004	2003	2002	2001	2000

Income (Loss) from continuing operations before cumulative effect of accounting changes	208	252	262	421	(60)	582

Less: Equity Income of less than 50% owned companies	29	54	38	44	44	35
Plus: Dividends received from less than 50%
owned companies	2	38	27	26	25	13
Plus: Minority interest of subsidiaries that have
fixed charges	1	15	16	3	(14)	(1)
Subtotal	182	251	267	406	(93)	559

Fixed Charges
Amount representative of interest factor in rentals	12	50	30	27	24	19
Amount representative of interest factor in rentals,
50% owned companies	-	-	-	-	-	-
Interest expense - net	85	346	212	198	242	67
Interest expense, 50% owned companies	4	15	7	10	15	19
Capitalized interest	5	11	5	-	30	81
Capitalized interest, 50% owned companies	-	-	-	-	-	-
Total Fixed Charges	106	422	254	235	311	186
Less: Capitalized Interest	5	11	5	-	30	81
Fixed Charges added to income/(loss)	101	411	249	235	281	105
Plus: Amortization of capitalized interest	4	20	21	21	22	16
Income taxes	98	375	258	287	(15)	232

Earnings before fixed charges and income taxes	385	1,057	795	949	195	912

Ratio of earnings to fixed charges	3.63	2.50	3.13	4.04	- (1)	4.90

(1) Earnings before fixed charges were inadequate to cover total fixed charges by $116 million for the year ended December 31, 2001.